EXHIBIT 99.1

Canadian Regulators Approve Sale of Genworth’s Stake in Genworth MI Canada Inc. to Brookfield Business Partners

BROOKFIELD, NEWS, Dec. 09, 2019 (GLOBE NEWSWIRE) -- Genworth Financial, Inc. (NYSE: GNW) and Brookfield Business Partners (NYSE: BBU) (TSX: BBU.UN) today announced that Brookfield Business Partners together with its institutional partners has received approval under the Insurance Companies Act (Canada) to purchase Genworth’s majority interest in Genworth MI Canada Inc. (Genworth Canada). All regulatory approvals required for the completion of this transaction have now been obtained.

The parties expect to complete the Genworth Canada transaction on December 12, 2019.

About Brookfield Business Partners
Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with more than US$500 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should go to https://bbu.brookfield.com to access this information.

About Genworth Financial
Genworth Financial, Inc. (NYSE: GNW) is a Fortune 500 insurance holding company committed to helping families achieve the dream of homeownership and address the financial challenges of aging through its leadership positions in mortgage insurance and long term care insurance. Headquartered in Richmond, Virginia, Genworth traces its roots back to 1871 and became a public company in 2004. For more information, visit genworth.com.

From time to time, Genworth releases important information via postings on its corporate website. Accordingly, investors and other interested parties are encouraged to enroll to receive automatic email alerts and Really Simple Syndication (RSS) feeds regarding new postings. Enrollment information is found under the "Investors" section of genworth.com. From time to time, Genworth's publicly traded subsidiaries, Genworth MI Canada Inc. and Genworth Mortgage Insurance Australia Limited, separately release financial and other information about their operations. This information can be found at http://genworth.ca and http://www.genworth.com.au.

Cautionary Note Regarding Forward-Looking Statements
This press release includes certain statements that may constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements regarding the closing of the transaction.  Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from those in the forward-looking statements and factors that may cause such a difference include, but are not limited to, risks and uncertainties related to: (i) the risk that the sale of Genworth Canada may not be completed in a timely manner or at all, which may adversely affect Genworth’s business and the price of Genworth’s common stock; (ii) the risk that a condition to closing of the sale of Genworth Canada may not be satisfied; (iii) continued availability of capital and financing to Genworth before the consummation of the sale of Genworth Canada; and (iv) other risks and uncertainties described in the Definitive Proxy Statement, filed with the SEC on January 25, 2017, and Genworth’s Annual Report on Form 10-K, filed with the SEC on February 27, 2019. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Actual results may vary materially from those contained in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing Genworth’s views as of any subsequent date, and Genworth does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Brookfield Business Partners Investors: Alan Fleming Tel: +1 416 645 2736 Email: alan.fleming@brookfield.com Media: Claire Holland Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Genworth Financial Inc. Investors: investorinfo@genworth.com Media: Julie Westermann Tel: +1 804 662 2423 Email: julie.westermann@genworth.com